CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                October 10, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:         First Trust Exchange-Traded Fund IV (the "Trust")
                         File Nos. 811-22559 and 333-174332
               -------------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 16, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Low Duration Mortgage Opportunities ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES AND PRINCIPAL INVESTMENT STRATEGIES

      Footnote 2 to the Annual Fund Operating Expenses Table references that Acquired Fund Fees and Expenses are estimated. If it is anticipated that the Fund will principally invest in other investment companies, the Principal Investment Strategies section should provide the appropriate disclosure. If it is anticipated that the fees and expenses incurred directly by the Fund as a result of investment in shares of investment companies exceeds 0.01% of average net assets of the Fund, the Annual Fund Operating Expenses table should contain a subcaption for Acquired Fund Fees and Expenses.

RESPONSE TO COMMENT 1

      Investing in other investment companies is not a part of the Fund's principal investment strategies and the Fund does not anticipate fees and expenses incurred as a result of investment in shares of investment companies to exceed 0.01% of the Fund's average net assets.

Karen Rossotto
October 10, 2014
Page 2




COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The first paragraph of the Principal Investment Strategies section provides that Mortgage-Related Investments "represent an interest in a pool of mortgage loans made by banks and other financial institutions to finance purchases of homes, commercial buildings and other real estate." This sentence seems to state that Mortgage Related Investments are separate pools for the purpose of purchasing the stated types of real estate. Clarify this language.

RESPONSE TO COMMENT 2

      The disclosure has been revised in accordance with this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The first sentence of the third paragraph in this section states that the Fund "currently" targets a particular duration. Is there any intention to change the Fund's estimated effective duration? The disclosure also provides that the Fund will calculate duration by modeling the cash flows of all the individual holdings. Why does the Fund use a synthetic model? Explain and clarify this model. Considering that duration is a measure of volatility, provide an example explaining in plain English how duration measures volatility.

RESPONSE TO COMMENT 3

      The disclosure has been revised to remove the word "currently." The Fund will calculate duration using industry standard modeling software that accounts for potential early prepayments and other possible events that may affect the duration of the securities held by the Fund. The disclosure has been revised to include an example of how duration measures volatility.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The Principal Investment Strategies section provides disclosure that the Fund may enter into short sales. Disclose whether it is anticipated that the fees and expenses incurred directly by the Fund as a result of its short positions will be included in the "Other Expenses" subcaption in the Annual Fund Operating Expenses table.

RESPONSE TO COMMENT 4

      To the extent that the Fund anticipates that interest fees and expenses incurred directly by the Fund as a result of its short positions will exceed 0.01% of the Fund's average net assets, the appropriate disclosure will be added to the Annual Fund Operating Expenses table. The Fund does not initially expect to incur such interest fees and expenses.

Karen Rossotto
October 10, 2014
Page 3




COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      In the disclosure regarding below investment grade securities, provide additional disclosure that these investments are commonly referred to as "junk" bonds.

RESPONSE TO COMMENT 5

      The disclosure has been revised in accordance with this comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Noting that negative strategies are generally not allowed in the summary section of the prospectus, explain why the following disclosure is in the prospectus:

            The Fund's investments in derivative instruments will be consistent with the Fund's investment objectives and the Investment Company Act of 1940, as amended (the "1940 Act"), and will not be used to seek to achieve a multiple or inverse multiple of an index.

RESPONSE TO COMMENT 6

      The phrase "and will not be used to seek to achieve a multiple or inverse multiple of an index" has been removed from the prospectus.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES AND RISKS

      The disclosure provides an ETF Risk but ETFs are not mentioned as a part of the Fund's principal investment strategies. Reconcile the disclosure as appropriate.

RESPONSE TO COMMENT 7

      The disclosure has been removed from the prospectus.

COMMENT 8 - PRINCIPAL RISKS

      The Interest Rate Risk references "shorter term investments." Perhaps this should be revised to "shorter duration investments?" Clarify, as appropriate, the relationship between duration and maturity.

RESPONSE TO COMMENT 8

      The disclosure has been revised in accordance with this comment.

Karen Rossotto
October 10, 2014
Page 4




COMMENT 9 - PRINCIPAL RISKS

      The Repurchase Agreement Risk references mortgage dollar rolls and TBA transactions. Explain the differences between these types of securities.

RESPONSE TO COMMENT 9

      See "Fund Investments-Mortgage-Related Investments" in the Prospectus. With a mortgage dollar roll, the Fund sells (or buys) mortgage-backed securities for delivery on a specified date and simultaneously contract to repurchase (or sell) substantially similar (same type, coupon and maturity) securities on a future date. With a TBA Transaction, the buyer and the seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

COMMENT 10 - FUND INVESTMENTS - DERIVATIVE STRATEGIES

      With respect to the derivative strategies used by the Fund, confirm that the derivatives are valued with market value and not notional value. Explain whether the derivatives are included in the 80% basket of Mortgage Related Investments.

RESPONSE TO COMMENT 10

      Any derivatives in which the Fund invests will be valued at market value. Derivatives are not included in the 80% basket of Mortgage-Related Investments.

COMMENT 11 - FUND INVESTMENTS - OTHER INVESTMENT COMPANIES AND POOLED INVESTMENT
             VEHICLES

      If investment companies and pooled investment vehicles are a part of the Fund's principal investment strategies, provide the appropriate disclosure in the summary section of the prospectus. With respect to pooled investment vehicles, if they are not investment companies, what are they? In what types of assets do such pooled investment vehicles invest?

RESPONSE TO COMMENT 11

      Investing in other investment companies is not a part of the Fund's principal investment strategies. The Fund does not initially anticipate investing in pooled investment vehicles other than investment companies. Examples of pooled investment vehicles that are not investment companies are trusts that invest in commodities such as futures or gold.

COMMENT 12 - ADDITIONAL RISKS OF INVESTING IN THE FUND - DERIVATIVES RISK

      The first sentence of the Derivatives Risk states that the risks of investing in derivatives are "possibly greater than" the risks associated with investing directly in traditional securities. Remove the word "possibly." The

Karen Rossotto
October 10, 2014
Page 5




second paragraph of this risk states that the Fund may take short positions in derivatives. If this is a part of the Fund's principal investment strategies, provide the appropriate disclosure in the summary section of the prospectus.

RESPONSE TO COMMENT 12

      The Advisor believes that the word "possibly" is appropriate in the disclosure as the risk of investing in derivatives is not always greater than that of investing in traditional securities. The disclosure regarding short positions in derivatives has been removed from the prospectus.

COMMENT 13 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      In general, distinguish between those types of investments and corresponding risks that are principal and non-principal.

RESPONSE TO COMMENT 13

      The disclosure has been revised in accordance with this comment.

COMMENT 14 - ADDITIONAL RISKS OF INVESTING IN THE FUND - INVESTMENT COMPANIES
             RISK

      Should this risk be identified as a principal risk?

RESPONSE TO COMMENT 14

      Investing in other investment companies is not a part of the Fund's principal investment strategy, and therefore, investment companies are not included in the Principal Risks section.

COMMENT 15 -STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      Consider moving or disclosing the information provided in the first full paragraph on page 12 of the statement of additional information to somewhere in the prospectus where the information might be disclosed more prominently.

RESPONSE TO COMMENT 15

      The disclosure has been revised in accordance with this comment.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      Consider revising the first paragraph of page 14 of the statement of additional information to reflect the fact that treasury futures are a part of the Fund's principal investment strategies.

Karen Rossotto
October 10, 2014
Page 6




RESPONSE TO COMMENT 16

      Treasury futures are not a part of the Fund's principal investment strategy. The disclosure has been revised accordingly.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;


      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                               Sincerely yours,

                                               CHAPMAN AND CUTLER LLP



                                               By: /s/ Morrison C. Warren
                                                   ----------------------------
                                                       Morrison C. Warren